jjenkins@calfee.com
216.622.8507 Direct

Calfee, Halter & Griswold LLP
Attorneys at Law
1400 KeyBank Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
216.622.8200 Phone
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www.calfee.com

March 5, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3010
Attention:	Sean Donahue
Re:	The J.M. Smucker Company (File No. 1-05111)
Ladies and Gentlemen:
The purpose of this letter is to confirm my recent telephone conversation with Mr. Donahue of the Division of Corporation Finance. During that discussion, Mr. Donahue agreed to extend the The J.M. Smucker Company’s response date for the staff’s January 31, 2008 comment letter from February 29, 2008 to March 31, 2008.
The Company appreciates the staff’s willingness to extend the response date. If any further information is required, please feel free to contact the undersigned at the telephone number or e-mail address set forth above.
Very truly yours,
/s/ John J. Jenkins
John J. Jenkins
cc:	Mark R. Belgya M. Ann Harlan, Esq.